Exhibit 99.2

Press Release

Descartes Announces Fiscal 2027 Second Quarter Financial Results

Record Revenues and Income from Operations

WATERLOO, Ontario and ATLANTA, Georgia, September 10, 2026 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2027 second quarter (Q2FY27). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Today’s supply chains and logistics operations need to be agile in the face of an increasingly dynamic global trade environment,” said Edward J. Ryan, Descartes' CEO. “Having a broad scope of solutions on our Global Logistics Network is imperative to help isolate our customers from complexity, bringing together the data and domain expertise required to efficiently manage the lifecycle of shipments.  We will continue to make investments into our business to add more capabilities and data onto our network, and we are looking forward to demonstrating the next generation of Descartes solutions at our Innovation Forum next month.”

Q2FY27 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q2FY27 included:

•	Revenues of $201.1 million, up 12% from $179.8 million in the second quarter of fiscal 2026 (Q2FY26) and up 4% from $193.6 million in the previous quarter (Q1FY27);
•

Revenues were comprised of services revenues of $188.6 million (94% of total revenues), professional services and other revenues of $12.4 million (6% of total revenues) and license revenues of $0.1 million (less than 1% of total revenues). Services revenues were up 13% from $166.8 million in Q2FY26 and up 4% from $180.5 million in Q1FY27;

•

Cash provided by operating activities of $81.3 million, up 28% from $63.3 million in Q2FY26 and up 8% from $75.1 million in Q1FY27. Cash provided by operating activities was negatively impacted in Q2FY26 by our Fiscal 2026 Restructuring Plan;

•

Income from operations of $65.5 million, up 36% from $48.2 million in Q2FY26 and up 5% from $62.5 million in Q1FY27. Income from operations was negatively impacted in Q2FY26 by our Fiscal 2026 Restructuring Plan;

•

Net income of $50.0 million, up 32% from $38.0 million in Q2FY26 and up 3% from $48.5 million in Q1FY27. Net income was negatively impacted in Q2FY26 by our Fiscal 2026 Restructuring Plan. Net income as a percentage of revenue was 25%, compared to 21% in Q2FY26 and 25% in Q1FY27;

•	Earnings per share on a diluted basis of $0.57, up 33% from $0.43 in Q2FY26 and up 4% from $0.55 in Q1FY27; and
•

Adjusted EBITDA of $94.4 million, up 18% from $80.2 million in Q2FY26 and up 5% from $89.8 million in Q1FY27. Adjusted EBITDA as a percentage of revenues was 47%, compared to 45% and 46% in Q2FY26 and Q1FY27, respectively.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings

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before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY27	Q1 FY27	Q4 FY26	Q3 FY26	Q2 FY26
Revenues	201.1	193.6	192.8	187.7	179.8
Services revenues	188.6	180.5	180.1	173.7	166.8
Gross margin	78%	78%	78%	77%	77%
Cash provided by operating activities	81.3	75.1	75.9	73.4	63.3
Income from operations	65.5	62.5	59.0	56.6	48.2
Net income	50.0	48.5	45.6	43.9	38.0
Net income as a % of revenues	25%	25%	24%	23%	21%
Earnings per diluted share	0.57	0.55	0.52	0.50	0.43
Adjusted EBITDA	94.4	89.8	88.7	85.5	80.2
Adjusted EBITDA as a % of revenues	47%	46%	46%	46%	45%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2026 (1HFY27) included:

•	Revenues of $394.7 million, up 13% from $348.6 million in the same period a year ago (1HFY26);
•

Revenues were comprised of services revenues of $369.1 million (94% of total revenues), professional services and other revenues of $23.9 million (6% of total revenues) and license revenues of $1.7 million (less than 1% of total revenues). Services revenues were up 14% from $323.4 million in 1HFY26;

•

Cash provided by operating activities of $156.4 million, up 34% from $116.9 million in 1HFY26. Cash provided by operating activities was negatively impacted in 1HFY26 by our Fiscal 2026 Restructuring Plan;

•	Income from operations of $128.0 million, up 36% from $94.4 million in 1HFY26. Income from operations was negatively impacted in 1HFY26 by our Fiscal 2026 Restructuring Plan;
•

Net income of $98.5 million, up 33% from $74.3 million in 1HFY26. Net income was negatively impacted in 1HFY26 by our Fiscal 2026 Restructuring Plan. Net income as a percentage of revenues was 25%, compared to 21% in 1HFY26;

•	Earnings per share on a diluted basis of $1.13, up 33% from $0.85 in 1HFY26; and
•	Adjusted EBITDA of $184.1 million, up 19% from $155.3 million in 1HFY26. Adjusted EBITDA as a percentage of revenues was 47%, compared to 45% in 1HFY26.

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The following table summarizes Descartes’ results in the categories specified below over 1HFY27 and 1HFY26 (unaudited, dollar amounts in millions):

	1HFY27	1HFY26
Revenues	394.7	348.6
Services revenues	369.1	323.4
Gross margin	78%	77%
Cash provided by operating activities	156.4	116.9
Income from operations	128.0	94.4
Net income	98.5	74.3
Net income as a % of revenues	25%	21%
Earnings per diluted share	1.13	0.85
Adjusted EBITDA	184.1	155.3
Adjusted EBITDA as a % of revenues	47%	45%

Cash Position

At July 31, 2026, Descartes had $401.1 million in cash. Cash increased by $24.1 million in Q2FY27 and increased by $44.6 million in 1HFY27. The table set forth below provides a summary of cash flows for Q2FY27 and 1HFY27 in millions of dollars:

	Q2FY27	1HFY27
Cash provided by operating activities	81.3	156.4
Additions to property and equipment	(2.0)	(4.6)
Acquisitions of subsidiaries, net of cash acquired	(29.5)	(59.2)
Repurchase of common shares for cash, including purchasing costs	(24.3)	(45.1)
Issuances of common shares, net of issuance costs	0.3	3.8
Payment of withholding taxes on net share settlements	-	(4.5)
Effect of foreign exchange rate on cash	(1.7)	(2.2)
Net change in cash	24.1	44.6
Cash, beginning of period	377.0	356.5
Cash, end of period	401.1	401.1

Normal Course Issuer Bid

On December 11, 2025, Descartes commenced a normal course issuer bid (“NCIB”) to purchase up to approximately 8.6 million common shares in the open market for cancellation. Under the NCIB, Descartes is permitted to repurchase for cancellation, at its discretion on or before December 10, 2026, up to 10% of the “public float” (calculated in accordance with the rules of the Toronto Stock Exchange (“TSX”)) of Descartes’ issued and outstanding common shares. Any purchases under the NCIB are subject to applicable terms and limitations and have been, and will be, made through the facilities of the TSX, Nasdaq, other designated exchanges and/or

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alternative Canadian trading systems, or by such other means as may be permitted by the Ontario Securities Commission or other applicable Canadian Securities Administrators.

In the first half and second quarter of 2027, Descartes repurchased and cancelled 651,800 and 346,800 of its common shares under the NCIB, respectively, for an aggregate cost of $45.1 million and $24.3 million, respectively, including costs associated with the repurchase.

Acquisition of TAI

On August 21, 2026, Descartes acquired all of the shares of Transportation Applied Intelligence Software, LLC (“TAI”), a provider of advanced transportation management solutions for freight brokers. The purchase price for the acquisition was approximately $99.3 million, net of cash acquired, which was funded from cash on hand.

Acquisition of Extensiv

On September 1, 2026, Descartes acquired all of the shares of 3PL Central, LLC, doing business as Extensiv, and its subsidiaries (collectively referred to as “Extensiv”), a provider of warehouse management and fulfillment solutions for third-party logistics providers and the brands they serve. The purchase price for the acquisition was approximately $119.9 million, net of cash acquired, which was funded from cash on hand.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Thursday, September 10, 2026. Designated numbers are +1 289 514 5100 or Toll-Free for North America at +1 800 717 1738, using conference ID 96697.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. A phone conference dial-in or webcast log-in is required approximately 10 minutes before the start.

Replays of the conference call will be available until Thursday, September 17, 2026, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 96697#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (“GLN”). Shippers, carriers, and logistics service providers connect and collaborate on the GLN, leveraging technology, data and artificial intelligence (“AI”) to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes (Nasdaq:DSGX) (TSX:DSG) at www.descartes.com, and connect with us on LinkedIn and X.

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Descartes Investor Contact

Laurie McCauley

(519) 746-2969

investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the conflict between Iran, Israel and the US (the “Iran Conflict”), and the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' GLN; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Iran Conflict and the Russia-Ukraine Conflict not having a material negative impact on shipment volumes or on the demand and ability to pay for the products and services of Descartes by its customers; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the continued availability, performance and security of third-party cloud hosting, telecommunications, data center and technology service providers upon which we rely; the stability of general economic and market conditions, currency exchange rates and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology including AI, and to adapt to evolving legal, regulatory, operational and cybersecurity risks associated with the use of AI and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify, execute and complete acquisitions; to integrate acquired businesses, assets, personnel and technologies; to realize anticipated strategic, operational and financial benefits and synergies from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of

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the impact of current and future trade barriers, including tariffs, sanctions, export controls, further protectionist measures, retaliatory measures and other governmental restrictions affecting cross-border trade, The Iran Conflict, the Russia-Ukraine Conflict, or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada, including Descartes' most recently filed annual and subsequent interim Management's Discussion and Analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due

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to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eight acquisitions since the beginning of fiscal 2026 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

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The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY27, Q1FY27, Q4FY26, Q3FY26, and Q2FY26, which we believe is the most directly comparable GAAP measure.

	Q2FY27	Q1FY27	Q4FY26	Q3FY26	Q2FY26
Net income, as reported on Consolidated Statements of Operations	50.0	48.5	45.6	43.9	38.0
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.2
Investment income	(3.3)	(3.0)	(2.6)	(2.0)	(1.5)
Income tax expense	18.6	16.8	15.8	14.5	11.5
Depreciation expense	1.6	1.5	1.5	1.5	1.5
Amortization of intangible assets	18.1	17.3	20.9	20.7	20.5
Stock-based compensation and related taxes	8.0	7.4	6.2	6.0	4.9
Other charges	1.2	1.1	1.1	0.7	5.1
Adjusted EBITDA	94.4	89.8	88.7	85.5	80.2

Revenues	201.1	193.6	192.8	187.7	179.8
Net income as % of revenues	25%	25%	24%	23%	21%
Adjusted EBITDA as % of revenues	47%	46%	46%	46%	45%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY27 and 1HFY26, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY27	1HFY26
Net income, as reported on Consolidated Statements of Operations	98.5	74.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.5
Investment income	(6.3)	(3.5)
Income tax expense	35.3	23.1
Depreciation expense	3.1	2.9
Amortization of intangible assets	35.4	39.6
Stock-based compensation and related taxes	15.3	9.8
Other charges	2.3	8.6
Adjusted EBITDA	184.1	155.3

Revenues	394.7	348.6
Net income as % of revenues	25%	21%
Adjusted EBITDA as % of revenues	47%	45%

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THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2026	2026
ASSETS
CURRENT ASSETS
Cash	401,057	356,526
Accounts receivable (net)
Trade	63,463	64,771
Other	25,698	26,453
Prepaid expenses and other	33,638	34,317
	523,856	482,067
OTHER LONG-TERM ASSETS	27,839	27,346
PROPERTY AND EQUIPMENT, NET	14,049	13,507
RIGHT-OF-USE ASSETS	7,442	8,173
DEFERRED INCOME TAXES	6,129	6,720
INTANGIBLE ASSETS, NET	336,959	332,069
GOODWILL	1,042,635	1,025,783
	1,958,909	1,895,665
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	16,428	20,852
Accrued liabilities	109,535	73,881
Lease obligations	3,329	3,471
Income taxes payable	6,419	7,133
Deferred revenue	123,874	117,887
	259,585	223,224
LEASE OBLIGATIONS	4,213	4,892
DEFERRED REVENUE	751	1,175
INCOME TAXES PAYABLE	6,685	6,019
DEFERRED INCOME TAXES	41,085	41,443
	312,319	276,753

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,548,553 at July 31, 2026 (January 31, 2026 – 86,022,028)	592,930	590,734
Additional paid-in capital	516,560	509,190
Accumulated other comprehensive loss	(20,067)	(7,987)
Retained earnings	557,167	526,975
	1,646,590	1,618,912
	1,958,909	1,895,665

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THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2026	2025	2026	2025

REVENUES	201,108	179,815	394,729	348,554
COST OF REVENUES (exclusive of amortization presented separately below)	44,398	41,588	87,844	81,335
GROSS MARGIN	156,710	138,227	306,885	267,219
EXPENSES
Sales and marketing	24,338	20,522	47,590	39,372
Research and development	28,286	26,752	55,684	51,821
General and administrative	19,284	17,147	37,939	33,459
Other charges	1,259	5,119	2,334	8,568
Amortization of intangible assets	18,072	20,504	35,336	39,618
	91,239	90,044	178,883	172,838
INCOME FROM OPERATIONS	65,471	48,183	128,002	94,381
INTEREST EXPENSE	(240)	(243)	(476)	(479)
INVESTMENT INCOME	3,322	1,550	6,309	3,512
INCOME BEFORE INCOME TAXES	68,553	49,490	133,835	97,414
INCOME TAX EXPENSE
Current	18,462	5,674	35,028	17,925
Deferred	62	5,796	302	5,225
	18,524	11,470	35,330	23,150
NET INCOME	50,029	38,020	98,505	74,264
EARNINGS PER SHARE
Basic	0.58	0.44	1.15	0.87
Diluted	0.57	0.43	1.13	0.85
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,701	85,833	85,857	85,756
Diluted	87,060	87,590	87,216	87,588

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THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income	50,029	38,020	98,505	74,264
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,586	1,501	3,073	2,951
Amortization of intangible assets	18,072	20,504	35,336	39,618
Stock-based compensation expense	7,772	4,453	14,769	8,819
Other non-cash operating activities	(56)	162	93	128
Deferred tax expense	62	5,796	302	5,225
Changes in operating assets and liabilities	3,797	(7,100)	4,328	(14,066)
Cash provided by operating activities	81,262	63,336	156,406	116,939
INVESTING ACTIVITIES
Additions to property and equipment	(1,990)	(1,240)	(4,570)	(3,102)
Acquisition of subsidiaries, net of cash acquired	(29,451)	(2,277)	(59,174)	(114,604)
Cash used in investing activities	(31,441)	(3,517)	(63,744)	(117,706)
FINANCING ACTIVITIES
Payment of debt issuance costs	-	-	-	(38)
Repurchase of common shares for cash, including purchasing costs	(24,330)	-	(45,110)	-
Issuance of common shares for cash, net of issuance costs	329	4,808	3,837	8,366
Payment of withholding taxes on net share settlements	-	-	(4,538)	(6,487)
Payment of contingent consideration	-	(1,170)	-	(1,170)
Cash provided by (used in) financing activities	(24,001)	3,638	(45,811)	671
Effect of foreign exchange rate changes on cash	(1,741)	764	(2,320)	4,590
Increase in cash	24,079	64,221	44,531	4,494
Cash, beginning of period	376,978	176,411	356,526	236,138
Cash, end of period	401,057	240,632	401,057	240,632

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